UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2024

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On April 1, 2024, Jeffs’ Brands Ltd (the “Company”) issued: (i) a press release titled “Jeffs’ Brands Revenue for 2023 Ramps up to Over $10 Million Boosted by Strategic Acquisition of Fort,” a copy of which is furnished as Exhibit 99.1 to this Form 6-K; and (ii) a press release titled “Jeffs’ Brands Files its 2023 Annual Report on Form 20-F,” a copy of which is furnished as Exhibit 99.2 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs’ Brands Ltd, dated April 1, 2024, titled “Jeffs’ Brands Revenue for 2023 Ramps up to Over $10 Million Boosted by Strategic Acquisition of Fort”
99.2	Press release issued by Jeffs’ Brands Ltd, dated April 1, 2024, titled “Jeffs’ Brands Files its 2023 Annual Report on Form 20-F”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: April 2, 2024	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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